


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
156
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNB Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Colorado Avenue
(No. and Street)

Stuart	Florida	34994
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard J. Hoag 772-288-6084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2 South Biscayne Boulevard Suite 2800 Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leonard J. Hoag, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNB Brokerage Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



BARBARA D. ROTI
Notary Public - State of Florida
My Commission Expires Jul 28, 2009
Commission # DD 427623
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FNB BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Seacoast National Bank)

Statement of Financial Condition

Part IIA of Form X 17A 5

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
156
SECTION

Independent Auditors' Report

The Shareholder and Board of Directors
FNB Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition (Part IIA of Form X-17A-5) of FNB Brokerage Services, Inc. (the Company) (a wholly owned subsidiary of Seacoast National Bank) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition (Part IIA of Form X-17A-5) referred to above presents fairly, in all material respects, the financial position of FNB Brokerage Services, Inc. at December 31, 2006, in the form prescribed by the Securities and Exchange Commission and, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 6, 2007
Certified Public Accountants

FNB BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Seacoast National Bank)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	275,136
Commissions receivable		165,347
Securities owned, at fair value:		
Money market funds		2,551,110
Other		46,185
Furniture and equipment, net		5,038
Deposit with clearing broker		50,000
Other assets		15,360
Total assets	$	3,108,176
Liabilities and Shareholder's Equity		
Liabilities:		
Due to Parent	$	196,052
Accounts payable and accrued expenses		80,235
Total liabilities		276,287
Commitments and contingencies		
Shareholder's equity:		
Common stock, par value $1 per share. Authorized 10,000 shares; issued and outstanding 6,000 shares		6,000
Additional paid-in capital		61,831
Retained earnings		2,764,058
Total shareholder's equity		2,831,889
Total liabilities and shareholder's equity	$	3,108,176

See accompanying notes to statement of financial condition.

FNB BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Seacoast National Bank)

Notes to Statement of Financial Condition

December 31, 2006

(1) Summary of Significant Accounting Policies

(a) Organization and Nature of Business

FNB Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Seacoast National Bank (the Parent), formerly First National Bank and Trust Company of the Treasure Coast, and was organized on October 31, 1986. The Company began operations on February 27, 1987.

The Company provides introductory brokerage and investment services primarily for customers of the Parent. All securities transactions are settled through a clearing broker or directly with mutual funds or annuity companies on a fully disclosed basis. Custody of securities owned by the customers of the Company are maintained by a third party. Investment products include stocks, mutual funds, bonds, annuities, options, life and variable life insurance, and long-term care insurance.

(b) Use of Estimates

The preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires the use of certain estimates by management in determining the Company's assets, liabilities, revenue, and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Securities Transactions

Securities transactions, commission income, and related expenses are recorded on a trade-date basis. The Company receives commission and fee income directly from the respective mutual fund or annuity companies.

(d) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair values due to the short-term maturity of these instruments. Cash, commissions receivable, deposits, accounts payable, and accrued expenses are reflected in the financial statements at cost, which approximates fair value due to the short-term nature of these accounts. Securities owned are carried at fair value.

(e) Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

(f) Securities

Securities are classified as trading and are reflected at fair value.

(g) Furniture and Equipment

Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

(Continued)

(h) Income Taxes

The Company's operations are included in the consolidated income tax return of the Parent. The Company provides for income taxes in accordance with a tax allocation agreement with the Parent. Taxes are calculated and allocated to the Company as if it were a separate taxpayer. The Company makes payments to or receives refunds from the Parent for the amount of the income tax provision or benefit recorded.

(2) Securities

Investments in money market funds consist of the following as of December 31, 2006:

Fidelity Treasury Fund – Daily Money Class	$	201,251
Goldman Sachs Financial Square Money Market Fund		2,349,859
	$	2,551,110

At December 31, 2006, the Company held an equity investment in The Nasdaq Stock Market, Inc. The total value of the investment has an estimated fair value of $46,185.

(3) Furniture and Equipment

Furniture and equipment was comprised of the following at December 31, 2006:

Furniture and other office equipment	$	212,919
Less accumulated depreciation		(207,881)
	$	5,038

(4) Related-Party Transactions

In addition to the tax allocation agreement discussed in note 1(h), the Company has a contract with the Parent for office space and equipment, utilities, marketing, insurance, employee benefits, payroll, and accounting services.

For the year ended December 31, 2006, the Parent paid the Company certain amounts for referral of brokerage customers to a banking deposit product.

The amount due to Parent of $196,052 at December 31, 2006 relates to the current year's provision for income taxes less amounts due from the Parent.

The Company participates in the Parent's profit-sharing plans, which cover substantially all employees after one year of service, including a matching benefit feature for employees electing to defer the elective portion of their profit-sharing compensation. In addition, amounts of compensation contributed by employees are matched on a percentage basis under the plan.

(Continued)

The Company maintains substantially all of its cash in banking accounts with the Parent.

(5) Commitments and Contingencies

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker/dealers in order to fill its customer orders. The risk of customers' failure to settle securities transactions is borne by the Company. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right over the term of the guarantee. The Company may be required, in the unlikely event of nondelivery of securities owed by other broker/dealers, to purchase or sell the securities in the open market to correct a failed settlement. At December 31, 2006, the Company had no exposure for failed settlements.

Securities transactions with other broker/dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker/dealers or the customer failed to perform its obligations under contractual terms. The Company has established policies and procedures designed to reduce the likelihood that such transactions would have a material effect on the Company's financial position.

The Company, because of the nature of its business, is at all times subject to numerous legal actions, threatened or filed. Management believes that none of the legal proceedings to which it is a party are likely to have a material adverse affect on the Company's financial conditions, operating results, or cash flows.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2006, the Company had regulatory net capital of $2,581,372, an excess of $2,331,372 over the required minimum net capital of $250,000. At December 31, 2006, the Company's percentage of aggregate indebtedness to net capital was 11%.

A deposit in the amount of $50,000 is held at the clearing broker and considered an allowable asset in the computation of net capital pursuant to an agreement, dated June 1, 1999, between the Company and the clearing broker.

END